Exhibit (a)(1)(vii)
This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated May 4, 2009 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Hearst (as defined below) may, however, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction. Hearst is not aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Hearst Broadcasting (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Series A Common Stock
of
Hearst-Argyle Television, Inc.
at
$4.50 Net Per Share
Pursuant to the Offer to Purchase Dated May 4, 2009
by
Hearst Broadcasting, Inc.
Hearst Broadcasting, Inc. (“Hearst Broadcasting”), a Delaware corporation and an indirect, wholly-owned subsidiary of The Hearst Corporation, is offering to purchase all of the outstanding shares of Series A Common Stock, par value $0.01 per share (the “Series A Shares” or the “Shares”), of Hearst-Argyle Television, Inc., a Delaware corporation (“Hearst-Argyle”), for $4.50 per Share, net to the seller in cash (the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless otherwise specified, references in this Notice of Offer to Purchase for Cash to “Hearst” are to The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. or Hearst Broadcasting, as applicable.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
TIME, ON TUESDAY, JUNE 2, 2009, UNLESS THE OFFER IS EXTENDED.
The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring all of the equity interests in Hearst-Argyle. If the Offer is completed, Hearst will convert its shares of Hearst-Argyle Series B Common Stock (the “Series B Shares”) into Series A Shares promptly after it purchases the Shares tendered in the Offer. Hearst expects that after it does so, it will own at least 90% of the outstanding Shares. On that basis, Hearst will be entitled to, and will, as soon as reasonably practicable, effect a merger (the “Merger”) between Hearst-Argyle and a wholly-owned subsidiary of Hearst. The Merger will result in each outstanding Share (other than Shares owned by Hearst or its subsidiaries, or Shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) being converted into the right to receive the same amount of cash consideration paid in the Offer.
A special committee of independent directors of Hearst-Argyle’s board of directors has unanimously determined that the Offer is fair to Hearst-Argyle’s stockholders (other than Hearst and its affiliates), and the special committee unanimously recommends, on behalf of Hearst-Argyle, that Hearst-Argyle’s stockholders accept the Offer and tender their Shares in the Offer.

Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Hearst pursuant to the Offer. Hearst will pay all charges and expenses of Lazard Frères & Co. LLC (the “Dealer Manager”), Wells Fargo Bank, National Association (the “Depositary”) and MacKenzie Partners, Inc. (the “Information Agent”).
The Offer is conditioned upon, among other things, there being validly tendered a number of Shares that constitute a majority of the outstanding Shares not owned by (i) Hearst or any of its executive officers or directors, (ii) any of the trustees of The Hearst Family Trust, (iii) any of Hearst-Argyle’s executive officers or (iv) any of the directors of Hearst-Argyle who are elected by Hearst as the holder of the Series B Shares (the “Minimum Tender Condition”) as of the date the Shares are accepted for payment pursuant to the Offer. The Minimum Tender Condition cannot be waived. Other conditions to the Offer are described in the Offer to Purchase.
Upon the terms and subject to the conditions set forth in the Offer to Purchase (including if the Offer is extended or amended, the terms and conditions of such extension or amendment), Hearst will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date. “Expiration Date” means 5:00 p.m., New York City time, on Tuesday, June 2, 2009, unless Hearst shall have extended the period for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by Hearst, shall expire.
Subject to the applicable rules and regulations of the Securities and Exchange Commission, Hearst expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offer by giving oral or written notice of the extension to the Depositary and issuing a press release announcing the extension in accordance with applicable Securities and Exchange Commission rules. During any such extension of the Offer, all Shares previously tendered will remain subject to the terms of the Offer, including the right of a tendering stockholder to withdraw the stockholder’s previously tendered Shares. Subject to the applicable rules and regulations of the Securities and Exchange Commission, Hearst also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares, or to terminate or amend the Offer as to any Shares not then paid for, if any of the conditions to the Offer are not then satisfied and (ii) to waive any condition (other than the Minimum Tender Condition, which cannot be waived) and to add, supplement or change any other term and condition of the Offer, by giving oral or written notice of such delay, termination, amendment, waiver or change to the Depositary and by making a public announcement thereof.
Hearst may elect, in its sole discretion, to provide a subsequent offering period of three to twenty business days (a “Subsequent Offering Period”). A Subsequent Offering Period, if provided, will not be an extension of the Offer. A Subsequent Offering Period will be an additional period of time, following the expiration of the Offer, in which stockholders may tender Shares not tendered during the Offer. If Hearst elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (but not beyond a total of twenty business days) by giving oral or written notice of such extension to the Depositary.
For purposes of the Offer, Hearst will be deemed to have accepted for payment Shares validly tendered as, if and when Hearst gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal or (ii) a confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) (an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal will be sufficient for these purposes).
Outstanding Shares that were issued pursuant to compensation plans of Hearst-Argyle and are subject to restrictions on the holder’s ability to sell or otherwise transfer these Shares may not be tendered in the Offer and will instead (subject to the holder’s right to exercise appraisal rights under Delaware law) be converted in the Merger into the right to receive the same price per Share Hearst paid in the Offer.

Under no circumstances will interest on the Offer Price be paid by Hearst, regardless of any extension or the Offer or any delay in paying for tendered Shares.
Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration or termination of the Offer and, unless theretofore accepted for payment by Hearst pursuant to the Offer, may also be withdrawn at any time after Thursday, July 2, 2009. There will be no withdrawal rights during any Subsequent Offering Period for Shares tendered during the Subsequent Offering Period.
For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person that tendered the Shares to be withdrawn, the number or amount of Shares to be withdrawn and the names in which the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of such certificates.
A stockholder’s receipt of the Offer Price for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes, and also may be a taxable transaction under applicable state, local, and non-U.S. tax laws. All stockholders are urged to consult their tax advisors with respect to the specific tax consequences to them of the Offer and Merger, including U.S. federal, state, local and non-U.S. tax consequences.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.
Hearst-Argyle has provided Hearst with its stockholder lists and related records for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, and the related Letter of Transmittal and other relevant materials, will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.
The Offer to Purchase and the related Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer.
Questions and requests for assistance should be directed to the Information Agent at its address and telephone number set forth below. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal should be directed to the Information Agent. A stockholder may also contact the Dealer Manager or the stockholder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016
Call Collect (212) 929-5500
or
Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com
The Dealer Manager for the Offer is:
Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York, New York 10020
Call Toll-Free (866) 998-3046
May 4, 2009